UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Performance Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Andreas Michalopoulos Pendelis 18, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anastasios Margaronis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,369,485

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,369,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,369,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.82%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anamar Investments Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,369,485

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,369,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,369,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.82%

14.	TYPE OF REPORTING PERSON

CO

EXPLANATORY NOTE

This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Commission on March 21, 2019 relates to shares of common stock, par value $0.01 per share (the "Shares"), of Performance Shipping Inc. (the "Issuer"). This Amendment No. 2 further amends the Schedule 13D filed with the Commission on March 21, 2019, to reflect the change in beneficial ownership of the Shares based on information provided by the Issuer regarding an increase in the number of Shares outstanding and to reflect certain acquisitions of Shares by the Reporting Person.  This Amendment No. 2 also constitutes an exit filing for the Reporting Person. On November 19, 2019 (the "Effective Date"), the Reporting Person ceased to be the beneficial owner of more than 5.0% of the Shares as a result of additional shares issuances by the Issuer, and as of March 3, 2020, the last business day prior to the date of this filing, the Reporting Person beneficially owns 2,369,485 Shares, or 4.82% of the total outstanding Shares.

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D filed with the Commission on March 21, 2019 relates to Shares of the Issuer.

Item 2.	Identity and Background.

This Amendment No. 2 is being filed on behalf of Anastasios Margaronis ("Margaronis"), a citizen of Greece, and Anamar Investments Inc, a Marshall Islands corporation ("Anamar"). Margaronis and Anamar are collectively referred to as the "Reporting Persons."  Margaronis may be deemed to beneficially own all of the Shares of the Issuer directly owned by Anamar, by virtue of his control of Anamar.

The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

To the best of the Reporting Person's knowledge, the Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 2 amends the Schedule 13D to add the following paragraph to Item 3 of the Schedule 13D:

Since the date of Amendment No. 1 to the Schedule 13D, the Reporting Persons acquired an aggregate of 236,051 Shares in open market transactions using working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D that was filed on March 21, 2019 is hereby amended and restated in its entirety as follows:

Margaronis, the President of the Issuer until February 18, 2020, may have had influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Margaronis acquired the Shares described in Item 3 solely for investment purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D that was filed on March 21, 2019 is hereby amended and restated in its entirety as follows:

(a. & b.) Based on information received from the Issuer, the total number of outstanding Shares is 49,122,903 as of March 3, 2020. Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Anamar owns an aggregate of 2,369,485 Shares, representing 4.82% of the Issuer's issued and outstanding Shares.  Margaronis indirectly may be deemed to beneficially own 2,369,485 Shares in aggregate, representing 4.82% of the Issuer's issued and outstanding shares, through Anamar, as the result of his ability to control such entity.

Anamar has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,369,485 Shares, representing 4.82% of the Issuer's issued and outstanding Shares. Margaronis has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,369,485 Shares, in aggregate, representing 4.82% of the Issuer's issued and outstanding Shares, through Anamar.

(c.) Within the previous 60 days, the Reporting Persons acquired an aggregate of 0 Shares in open market transactions using working capital, as set forth in Schedule A.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) The Reporting Person ceased to be a beneficial owner of more than 5.0% of the Shares as of the Effective Date as a result of additional shares issuances by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes from the Amendment No. 1 to Schedule 13D that was filed on June 28, 2019.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated March 4, 2020 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2020
(Date)

Anamar Investments Inc By /s/ Anastasios Margaronis
Anastasios Margaronis Principal

/s/ Anastasios Margaronis
Anastasios Margaronis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT

The undersigned agree that this Schedule 13D, dated March 4, 2020, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Performance Shipping Inc. shall be filed on behalf of the undersigned.

March 4, 2020
(Date)

Anamar Investments Inc By: /s/ Anastasios Margaronis
Anastasios Margaronis Principal

/s/ Anastasios Margaronis
Anastasios Margaronis